Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

American Eagle Aircraft Maintenance Shift inBriefing Valid for Week of Apr 23 – Apr 29, 2013 inBriefing Checklist Safety Contact – Use Daily or Local Safety Contact Local Production Briefing Identify Shift Supervisor or Person Directly-In-Charge WI: Work Area / Contact Required inBriefing Information Discuss - Things that worked yesterday and “Shift Wins” from yesterday Post / Distribute Copies of inBriefing, and Industry News Clips Follow Established Procedures, use Fall Protection, wear your Safety Glasses while performing a maintenance task, wear your Safety Vest on the AOA, document all maintenance, and work safe. MERGER – There is some good information on the New Jetnet regarding the Merger – Called Arrivals, it serves to keep employees in both companies informed. Recently it showed the structure of the Integration Management Office or IMO, which includes a Regional Planning Team.

Helping the IMO facilitate integration planning are 29 planning teams, made up of employees from both companies. These teams look at what both airlines have on their own today and what would work best for the combined company. Transition Committee (TO Doug Parker Bev Goulet Tom Morton Scott Kirby rco ersiaht Labor integration pro Organizational desigr execution Communications cess & Bev Goulet Robert Isom Jim Butler Kerry Hester Candicelrvin MattPfeifer Planning Teams Finance & Accounting Regionals Web & Mobile Sales Airport Ops HR FFP&Loyalty Safety&Security Purchasing/ Supply Chain Networks Fleet lnFlight Flight Ops” Cargo Corporate Communications International Ops Distribution Legal & Regulatory Alliances Reservations & Customer Relations Products & Services Labor Facilities & Real Estate Scheduling Maintenance IT/Systems Pricing & RM OCC/IOC Marketing

The Guiding Principles for planning the integration are as follows: Watch for Arrivals on the new Jetnet (Jetnet new Jetnet Merger>Arrivals THE ENVIRONMENT - April 22, 2013 was Earth Day, and over one billion people in approximately 192 countries took action to protect the environment. Taking action is good for the environment, for you, your family and the Company. One way to do this is to follow the EPA’s Pick-Five – Choose 5 actions you’ll focus on daily in the following areas: Water, Air, Land, Energy or Waste i.e. reduce your daily water consumption, take public transportation, and recycle. REDACTED

Maintain situational awareness at all times: Look Think Act Follow established procedures When in doubt – Stop, Think & Exercise Caution The four “human errors” that cause 90% of all acute injuries and 99% of all minor injuries: “I didn’t see it” “I wasn’t thinking about it” “I got hit by something” “I lost my balance”